Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Bob Buchan to join Claude Resources' board and provide private placement financing

     <<
     /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
     UNITED STATES./

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Oct. 23 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce Robert (Bob) Buchan, former Chairman and CEO of Kinross Gold Corporation, has agreed to a private placement financing in
Claude Resources Inc. and will join Claude's Board of Directors immediately upon closing of the financing.
     Mr. Buchan and/or a charitable family trust will purchase 5 million units
(the "Units") of Claude at a price of CDN $0.72 per Unit for proceeds of CDN
$3,600,000 and 2 million common shares of Claude issued on a "flow-through"
basis at a price of CDN $0.85 per common share for proceeds of CDN $1,700,000.
The aggregate gross proceeds of the offering will be CDN $5,300,000. Each Unit will consist of one common share and one common share purchase warrant (a
"Warrant"). Each Warrant will entitle the holder to acquire one common share of Claude at a price of CDN $0.90 per common share for a period of three years following the closing date.
     Neil McMillan, President and CEO of Claude, stated "We are pleased to have someone of Bob Buchan's reputation and track record take a strategic interest in our Company. We are looking forward to the contribution he can make to the long-term success of our Company and the benefits this will provide to all shareholders."
     Net proceeds from the offering of the Units will be used for general corporate purposes. Net proceeds from the offering of the "flow-through"
shares will be used for expenditures which will be "Canadian Exploration
Expenses" for the purposes of the Income Tax Act (Canada) and Claude will renounce such expenses with an effective date no later than December 31, 2009.
     The transaction, which is subject to regulatory approval, is expected to close on or about November 1, 2009.
     The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Rick Johnson, CFO & Vice President of Finance, Phone: (306)
668-7505, Email: clauderesources(at)clauderesources.com; Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:00e 23-OCT-09